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                               June 4, 2024

       Michael Cavanaugh
       Chief Executive Officer
       RANGE IMPACT, INC.
       200 Park Avenue, Suite 400
       Cleveland, Ohio 44122

                                                        Re: RANGE IMPACT, INC.
                                                            Annual Report on
Form 10-K
                                                            Filed March 29,
2024
                                                            File No. 000-53832

       Dear Michael Cavanaugh:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K

       Mine Safety Disclosure, page 35

   1. We note your statement on page 5 that Range Natural also mines, directly and through subcontractors, natural
resources, including coal, for customers incidental to the
                                                        reclamation and
repurposing of mine sites. We also note the disclosure on page 35 regarding mine safety
disclosure which states not applicable. A registrant that is an operator, or that has a
subsidiary that is an operator, of a coal or other mine must provide the information
required by Item 104 of Regulation S-K. Please revise.
       Management's Discussion and Analysis, page 37

   2. Refer to the management's discussion and analysis disclosure incorporated by reference from your most recent
form 10-K and 10-Q. We note little or no discussion of the reasons for the increases in
revenue for the financial periods presented. Please provide a substantially expanded
management   s discussion and analysis that addresses clearly the
                                                        reasons for the changes
in your financial results. Your discussion should not merely be a recitation of
financial statements in narrative form but should address those key
 Michael Cavanaugh
RANGE IMPACT, INC.
June 4, 2024
Page 2
      variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. See Instruction 3 to
Item 303(b)of
      Regulation S-K and refer to Section III.B. of Securities Act Release No. 33-8350 for
      guidance.
3. Please describe the material terms of your principal indebtedness. Also, file the agreements governing such indebtedness as exhibits.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 49

4. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.
Signatures, page 53

5. The Form 10-K should be signed by its principal financial officer or officers and its controller or principal accounting officer. Refer to General Instruction
(D)(2)(a) of Form
      10-K. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Cavanaugh
                                                            Division of
Corporation Finance
Comapany NameRANGE IMPACT, INC.
                                                            Office of Real
Estate & Construction
June 4, 2024 Page 2
cc:       Howard M. Groedel, Esq.
FirstName LastName